EXHIBIT (i)

June 13, 2006

Keeley Funds, Inc.
401 South LaSalle Street
Suite 1201
Chicago, IL  60605

Dear Sirs:

We have acted as counsel for Keeley Funds, Inc., a Maryland corporation (the "Corporation"), in connection with the registration under the Securities Act of 1933 (the "Act") of an indefinite number of shares (the "Shares") of its series Keeley All Cap Value Fund common stock, $0.0001 par value per share, in the Corporation's registration statement on Form N-1A ("Registration Statement"). In this connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate and other records, certificates and other papers as we deemed it necessary to examine for the purpose of this opinion, including the charter and bylaws of the Corporation, resolutions of the board of directors authorizing the issuance of shares and the Registration Statement.


Based upon the foregoing examination, we are of the opinion that:

     1. The Corporation is a corporation duly organized and legally existing in good standing under the laws of Maryland.

     2. Upon the issuance and delivery of the Shares in accordance with the charter of the Corporation and the resolutions of the board of directors authorizing the issuance of its shares and the receipt by the Fund of a purchase price of not less than the net asset value or the par value per share, the Shares will be legally issued and outstanding, full paid and nonassessable.

In giving the opinion expressed in subparagraph 2 above, we have assumed that the number of Shares issued at any time will not exceed the total number of shares authorized to be issued by the Corporation's charter and Board of Directors.

We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,


Meltzer, Purtill & Stelle LLC